HP Inc.
1501 Page Mill Road
Palo Alto, California 94304
(650) 857-1501

December 9, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	HP Inc. Registration Statement on Form S-4 (File No. 333-261574)

Ladies and Gentlemen:

This letter is sent on behalf of HP Inc. (the “Company”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company on the date hereof pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offer to exchange (the “Exchange Offer”) the Company’s outstanding 1.450% Notes due 2026 and 2.650% Notes due 2031 (the “Outstanding Notes”), for up to $1,000,000,000 aggregate principal amount of its new 1.450% Notes due 2026 and $1,000,000,000 aggregate principal amount of its new 2.650% Notes due 2031 (the “Exchange Notes”).

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-Action Letter available May 13, 1988, Morgan Stanley & Co., SEC No-Action Letter available June 5, 1991, and Shearman & Sterling, SEC No-Action Letter available July 2, 1993.  The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-Action Letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction and be identified as an underwriter in the prospectus.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation SK.

The Company will include in the letter of transmittal or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer a provision equivalent to the following:

If the Exchange Offer offeree is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company will also require that each participant in the Exchange Offer furnish a representation in the letter of transmittal or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving Exchange Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

The Company will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 with any questions or comments concerning this letter.

[Signature Page to follow]

Sincerely,

HP INC.

By:	/s/ Rick Hansen
Name:	Rick Hansen
Title:	Deputy General Counsel, Corporate, and Assistant Secretary

cc:          Andrew L. Fabens, Esq., Gibson, Dunn & Crutcher LLP